EXHIBIT 15.1

Board of Directors

Chaparral Steel Company

We are aware of the inclusion in the Registration Statement Number (Form S-4 No. 333-128300) and related prospectus of Chaparral Steel Company for the registration of $300 million aggregate principal amount of 10.0% Senior Notes due 2013 of our report dated October 10, 2005 relating to the unaudited condensed consolidated interim financial statements of Chaparral Steel Company included in the Registration Statement.

Pursuant to Rule 436(c) of the Securities Act of 1933 our report is not part of the Registration Statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ Ernst & Young LLP

October 20, 2005

Dallas, Texas